UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )

Group 1 Automotive, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

398905109

(CUSIP Number)

Robert A. Curry, Esq.

Mark D. Berman, Esq.

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103

918-586-5711

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communication)

November 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 398905109	13D	Page 2 of 4 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Howard, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,900,550
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,120,550
10 SHARED DISPOSITIVE POWER 780,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

CUSIP NO. 398905109	13D	Page 3 of 4 pages

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%

14	TYPEOF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed on November 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed on November 24, 2004 (as amended, the “Schedule 13D”), by the reporting person and relates to the common stock, par value $.01 per share (the “Common Stock”) of Group 1 Automotive, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 Echo Lane, Suite 100, Houston, Texas 77024. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 2.

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Howard acquired 2,702 phantom stock units of the Common Stock on April 5, 2005, in exchange for his services as a member of the Issuer’s board of directors. The Issuer granted each of its non-employee directors $60,000 and $15,000 in phantom stock units in payment of the equity portion of the annual retainer for 2005 and a portion of 2004, respectively. The phantom stock units vested in part on May 17, 2005 (513 shares), and September 14, 2005 (2,189 shares). The vested phantom stock units held by a director will be settled in shares of the Common Sock upon the termination of such director’s membership on the Issuer’s board of directors. No other acquisitions are reported herein.

ITEM 4. PURPOSE OF TRANSACTION

As reported in Item 3, Mr. Howard acquired 2,702 phantom shares of the Common Stock as compensation for his services as a member of the Issuer’s board of directors.

Mr. Howard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Howard is now the beneficial owner of 1,900,550 shares of Common Stock. The Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, reports that there were 24,432,321 shares of Common Stock outstanding as of October 31, 2005. Mr. Howard is therefore currently the beneficial owner of 7.8% of the total issued and outstanding shares of Common Stock.

(b) The responses of Mr. Howard to Items 7-11 of the cover page of this Amendment No. 2 are incorporated herein by reference.

(c)	The following transactions were effected on the open market during the past sixty days:

DATE OF DISPOSITION	SHARES DISPOSED BY SALE	PRICE PER SHARE
11-07-2005	300	$30.15
11-07-2005	1,100	$30.14
11-07-2005	800	$30.12
11-07-2005	300	$30.11

CUSIP NO. 398905109	13D	Page 4 of 4 pages

11-07-2005	1,600	$30.10
11-07-2005	2,100	$30.09
11-07-2005	1,600	$30.08
11-07-2005	100	$30.07
11-07-2005	700	$30.06
11-07-2005	1,800	$30.05
11-07-2005	600	$30.04
11-07-2005	9,400	$30.03
11-07-2005	10,200	$30.02
11-07-2005	1,800	$30.01
11-07-2005	17,600	$30.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Howard entered into a Phantom Stock Agreement with the Issuer (the “Agreement”) in connection with the grants of 2,702 phantom shares discussed in Items 3 and 4, above. Under the terms of the grant notice to Mr. Howard and the Agreement, 513 of Mr. Howard’s phantom shares vested on May 17, 2005, and 2,189 vested on September 14, 2005. The Agreement provides, among other things, that (i) shares of Common Stock shall be issued to Mr. Howard in cancellation for the phantom shares upon termination of his membership on the Issuer’s board of directors for any reason, subject to certain limitations; (ii) phantom shares are nontransferable; and (iii) while the phantom shares remain outstanding, any dividends on the Common Stock shall be held by the Issuer without interest and paid to the Director when the Common Stock is deliverable to the Director.

The foregoing summary description of the Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Agreement, the form of which was filed as Exhibit 10.5 to the Issuer’s Form 8-K filed on March 16, 2005, and is incorporated here by reference as though fully set forth herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Form of Phantom Stock Agreement for Non-Employee Directors (Exhibit 10.5 to the Issuer’s Form 8-K filed March 16, 2005, is hereby incorporated by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2005
Date

/s/ Robert E. Howard, II
Signature

Name / Title